Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

For more information,

please see Kinross’ Q3 2021
Financial Statements and MD&A

at www.kinross.com

NEWS RELEASE

Kinross reports 2021 third-quarter results

Tasiast mill has re-started and Company on track for strong production growth over next two years

Toronto, Ontario – November 10, 2021 – Kinross Gold Corporation (TSX: K, NYSE: KGC) (“Kinross” or the “Company”) today announced its results for the third-quarter ended September 30, 2021.

(This news release contains forward-looking information about expected future events and financial and operating performance of the Company. We refer to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on pages 20 to 21. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.)

2021 third-quarter highlights:

	Q3 2021 results	First nine months 2021 results	2021 guidance (+/- 5%)
Gold equivalent production[1] (ounces)	483,060	1,579,928	2.1 million
Production cost of sales[1,2] ($ per Au eq. oz.)	$870	$816	$830
All-in sustaining cost[1,2] ($ per Au eq. oz.)	$1,225	$1,084	$1,110
Capital expenditures	$231.0 million	$640.6 million	$900 million

•	Kinross is on track to meet its revised production guidance of 2.1 million Au eq. oz. (+/- 5%) and continues to expect production to increase in 2022 and 2023 to 2.7 million and 2.9 million Au eq. oz. (+/- 5%), respectively. The Company is also on track to meet its revised 2021 cost of sales and all-in sustaining cost guidance, and its capital expenditures guidance.
•	Attributable margins[3] of $920 per Au eq. oz. sold in Q3 2021.
•	Adjusted operating cash flow[2] of $190.5 million, operating cash flow of $269.9 million and free cash flow[2] of $38.9 million in Q3 2021.
•	Reported net loss[4] of $44.9 million, or $0.04 per share, and adjusted net earnings[2] of $90.2 million, or $0.07 per share, in Q3 2021.
•	Cash and cash equivalents of $586.1 million, with total liquidity of approximately $2.1 billion, at September 30, 2021.
•	The Tasiast mill has re-started at costs lower than original estimates. The mill is on track to ramp up and reach throughput of 21,000 tonnes per day by the end of Q1 2022.
•	The La Coipa Restart and Tasiast 24k projects remain on schedule to be completed in mid-2022 and mid-2023, respectively.
•	The Udinsk pre-feasibility and Lobo-Marte feasibility project studies were completed and reaffirmed the Company’s views of both projects as attractive, high-quality assets that can significantly contribute to Kinross’ future production profile at low costs.
•	Kinross’ Board of Directors declared a quarterly dividend of $0.03 per common share.
•	As of November 10, 2021, Kinross had repurchased and cancelled 8.6 million of its common shares for $50.0 million as part of its share buyback program.

1 Unless otherwise stated, production, production cost of sales per Au eq. oz., and all-in-sustaining costs per Au eq. oz., in this news release are based on Kinross’ 90% share of Chirano production and costs, and 70% share of Manh Choh costs.

2 These figures are non-GAAP financial measures and are defined and reconciled on pages 13 to 19.

3 Attributable margin per equivalent ounce sold is a non-GAAP financial measure defined as “average realized gold price per ounce” less “attributable production cost of sales per gold equivalent ounce sold.”

4 Net (loss) earnings figures represent “net (loss) earnings attributable to common shareholders”.

p. 1 Kinross reports 2021 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

CEO Commentary:

J. Paul Rollinson, President and CEO, made the following comments in relation to 2021 third-quarter results:

“During the third quarter, our portfolio of mines performed well and we are on track to meet our revised production and cost guidance for the year. We maintained our balance sheet strength while enhancing shareholder returns, as we initiated our share buyback program in addition to declaring our quarterly dividend.

“We are pleased to announce that the Tasiast mill has now re-started at costs below original estimates and is ramping back up. We expect that, in December, the mill will achieve sustained throughput levels comparable to the first half of the year. The mill is also on track to reach 21,000 tonnes per day throughput by the end of Q1 2022.

“Our development projects made good progress during the quarter, with La Coipa on track to start production in mid-2022 and Tasiast 24k on schedule to be completed in mid-2023. We also completed studies for our Udinsk project in Russia and Lobo-Marte project in Chile which reaffirmed our views of both projects’ strong potential to be significant value generators as large, low cost producers with attractive returns.

“Kinross remains on track to grow its production to 2.7 million ounces next year, and then to 2.9 million ounces in 2023, and is in excellent position to continue delivering value to its shareholders.”

Financial results

Summary of financial and operating results

	Three months ended		Nine months ended
	September 30,		September 30,
(unaudited, in millions of U.S. dollars, except ounces, per share amounts, and per ounce amounts)	2021	2020	2021	2020
Operating Highlights
Total gold equivalent ounces(a)
Produced(c)	486,819	607,744	1,591,939	1,755,363
Sold(c)	481,959	593,218	1,586,028	1,738,379

Attributable gold equivalent ounces(a)
Produced(c)	483,060	603,312	1,579,928	1,742,616
Sold(c)	478,459	588,559	1,574,362	1,725,778

Financial Highlights
Metal sales	$ 862.5	$ 1,131.3	$ 2,849.9	$ 3,018.3
Production cost of sales	$ 421.0	$ 439.4	$ 1,300.9	$ 1,289.2
Depreciation, depletion and amortization	$ 208.8	$ 204.8	$ 641.6	$ 608.3
Reversal of impairment charge	$ -	$ -	$ -	$ 48.3
Operating earnings	$ 72.9	$ 393.4	$ 509.1	$ 907.1
Net (loss) earnings attributable to common shareholders	$ (44.9)	$ 240.7	$ 223.9	$ 559.1
Basic (loss) earnings per share attributable to common shareholders	$ (0.04)	$ 0.19	$ 0.18	$ 0.44
Diluted (loss) earnings per share attributable to common shareholders	$ (0.04)	$ 0.19	$ 0.18	$ 0.44
Adjusted net earnings attributable to common shareholders(b)	$ 90.2	$ 310.2	$ 439.5	$ 631.7
Adjusted net earnings per share(b)	$ 0.07	$ 0.25	$ 0.35	$ 0.50
Net cash flow provided from operating activities	$ 269.9	$ 544.1	$ 937.9	$ 1,276.5
Adjusted operating cash flow(b)	$ 190.5	$ 549.6	$ 953.9	$ 1,385.1
Capital expenditures(d)	$ 231.0	$ 212.1	$ 640.6	$ 617.8
Free cash flow(b)	$ 38.9	$ 332.0	$ 297.3	$ 658.7
Average realized gold price per ounce(b)	$ 1,790	$ 1,908	$ 1,797	$ 1,736
Consolidated production cost of sales per equivalent ounce(c) sold(b)	$ 874	$ 741	$ 820	$ 742
Attributable(a) production cost of sales per equivalent ounce(c) sold(b)	$ 870	$ 737	$ 816	$ 738
Attributable(a) production cost of sales per ounce sold on a by-product basis(b)	$ 836	$ 707	$ 787	$ 717
Attributable(a) all-in sustaining cost per ounce sold on a by-product basis(b)	$ 1,205	$ 934	$ 1,062	$ 962
Attributable(a) all-in sustaining cost per equivalent ounce(c) sold(b)	$ 1,225	$ 958	$ 1,084	$ 978
Attributable(a) all-in cost per ounce sold on a by-product basis(b)	$ 1,543	$ 1,226	$ 1,388	$ 1,226
Attributable(a) all-in cost per equivalent ounce(c) sold(b)	$ 1,552	$ 1,243	$ 1,400	$ 1,237

(a)	"Total” includes 100% of Chirano production. “Attributable" includes Kinross' share of Chirano (90%) production and costs, and Manh Choh (70%) costs.
(b)	The definition and reconciliation of these non-GAAP financial measures is included on pages 13 to 19.
(c)	"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the third quarter of 2021 was 73.45:1 (third quarter of 2020 – 78.68:1). The ratio for the first nine months of 2021 was 69.90:1 (first nine months of 2020 – 90.15:1).
(d)	“Capital expenditures” is as reported as “Additions to property, plant and equipment” on the interim condensed consolidated statement of cash flows.

p. 2 Kinross reports 2021 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The following operating and financial results are based on 2021 third-quarter gold equivalent production. Production and cost measures are on an attributable basis:

Production1: Kinross produced 483,060 Au eq. oz. in Q3 2021, compared with 603,312 Au eq. oz. in Q3 2020, primarily due to lower production at Tasiast as a result of the suspension of milling operations after the mill fire in June 2021.

Average realized gold price2: The average realized gold price decreased 6% to $1,790 per ounce compared with $1,908 per ounce for Q3 2020.

Revenue: Revenue was $862.5 million in Q3 2021, a decrease compared with $1,131.3 million in Q3 2020, mainly due to a decrease in gold equivalent ounces sold primarily as a result of lower production, and lower average realized gold price.

Production cost of sales1, 2: Production cost of sales per Au eq. oz. was $870 in Q3 2021, compared with $737 per Au eq. oz. in Q3 2020, mainly due to higher costs at Kupol and Round Mountain.

Production cost of sales per Au oz. on a by-product basis was $836 in Q3 2021, compared with $707 per Au oz. in Q3 2020, based on attributable gold sales of 461,113 and attributable silver sales of 1,274,141 ounces.

Margins3: Kinross’ attributable margin per Au eq. oz. was $920 for Q3 2021, which decreased compared with the Q3 2020 margin of $1,171 per Au eq. oz.

All-in sustaining cost1, 2: All-in sustaining cost per Au eq. oz. was $1,225 for Q3 2021, compared with $958 per Au eq. oz. in Q3 2020, primarily due to the decrease in ounces sold.

Operating cash flow: Adjusted operating cash flow2 was $190.5 million in Q3 2021, which decreased compared with $549.6 million in Q3 2020, mainly due to the decrease in revenue.

Net operating cash flow was $269.9 million for Q3 2021, compared with $544.1 million in Q3 2020, primarily due to the decrease in operating earnings.

Free cash flow2: Free cash flow was $38.9 million in Q3 2021, compared with $332.0 million for Q3 2020, mainly due to lower net operating cash flow.

Earnings: Adjusted net earnings2 were $90.2 million, or $0.07 per share, for Q3 2021, compared with $310.2 million, or $0.25 per share, for Q3 2020, primarily due to the decrease in revenue.

The temporary suspension of milling operations at Tasiast was a main contributor to the year-over-year decrease in operating earnings, resulting in a reported net loss4 of $44.9 million, or $0.04 per share, for Q3 2021, compared with reported net earnings of $240.7 million, or $0.19 per share, for Q3 2020.

Capital expenditures: Capital expenditures increased to $231.0 million in Q3 2021 compared to $212.1 million in Q3 2020, primarily due to increased expenditures for development activities at La Coipa, the feasibility study at Lobo-Marte, the pre-feasibility study at Udinsk, and an increase in capital stripping at Tasiast. These increases were partially offset by reduced capital stripping at Bald Mountain and Round Mountain.

Balance sheet strength

As of September 30, 2021, Kinross had cash and cash equivalents of $586.1 million, compared with $675.6 million at June 30, 2021. The decrease during the quarter was mainly due to capital expenditures and the return of capital in the form of dividends and share buybacks, partially offset by operating cash flows.

The Company had additional available credit of $1,563.3 million as of September 30, 2021, for total liquidity of approximately $2.1 billion.

p. 3 Kinross reports 2021 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Share buyback update and dividend

Kinross continues to enhance shareholder returns through its share buyback and quarterly dividend programs.

On July 28, 2021, Kinross received approval from the Toronto Stock Exchange to establish a normal course issuer bid program to purchase up to 63,096,676 of its common shares (representing 5% of the Company’s issued and outstanding common shares as at July 27, 2021), during the period starting on August 3, 2021 and ending on August 2, 2022.

As of November 10, 2021, Kinross had repurchased and cancelled 8.6 million of its common shares for $50.0 million.

As part of its continuing quarterly dividend program, the Company’s Board of Directors declared a dividend of $0.03 per common share payable on December 15, 2021 to shareholders of record as of December 1, 2021.

Tasiast mill re-start update

Kinross has made excellent progress re-starting the Tasiast mill after the fire on June 15, 2021. The new trommel has been installed and mechanical testing at pre-incident throughput levels has been successful. The mill is now ramping up and is processing lower grade stockpile during this phase. In December, the mill is expected to achieve sustained throughput levels comparable to the first half of the year and the site is expected to produce approximately 15,000 Au eq. oz. during Q4 2021.

Mill re-start costs were approximately $20 million, which were below the previously lowered $35 million estimate disclosed in July 2021.

See the following link for a video on the mill re-start: https://youtu.be/YGgkJnWP-cc

Operating results

The Company’s global operations continue to prioritize health and safety, while mitigating potential operational impacts related to the ongoing COVID-19 pandemic.

Mine-by-mine summaries for 2021 third-quarter operating results may be found on pages 8 and 12. Highlights include the following:

Americas

At Paracatu, production was impacted by temporary grade variability encountered during the quarter. Production decreased compared with Q2 2021 mainly due to timing of ounces processed through the mill, which was partially offset by higher mill throughput. Year-over-year, production was higher primarily due to an increase in throughput and recovery, partially offset by lower grades and timing of ounces processed. Cost of sales per ounce sold was higher quarter-over-quarter mainly due to lower production and increased year-over-year due to higher operating waste mined, power costs and inflationary pressures on consumables.

Fort Knox performed well during the quarter, with production increasing and cost of sales per ounce sold decreasing compared with Q2 2021. The quarter-over-quarter production increase was primarily due to more ounces recovered from the heap leach pads and higher mill grades and throughput, while cost of sales per ounce was down mainly as a result of lower operating waste mined and higher production. Both production and cost of sales per ounce were in line year-over-year.

At Bald Mountain, production was higher quarter-over-quarter as the operation mined through the carbonaceous material encountered in Q2 2021 and ounces recovered from the Vantage heap leach pad increased. Production also increased year-over-year due to higher recoveries from the site’s heap leach pads. Mining activities were completed in the Vantage pit in August 2021 and activities were focused in the North Area by the end of the quarter.

p. 4 Kinross reports 2021 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Cost of sales per ounce sold decreased quarter-over-quarter due to higher production, which was partially offset by higher reagent and maintenance costs. Cost of sales per ounce sold increased year-over-year mainly due to higher operating waste mined and higher production taxes, which was partially offset by increased production.

At Round Mountain, production was lower compared with Q2 2021 and Q3 2020 mainly as a result of deferred mining activities in the north wall of the Phase W area after wall instability was detected in Q1 2021. The movement of waste material at the top of the pit to stabilize the wall was completed during the quarter and resulted in unplanned gold recoveries. Cost of sales per ounce sold was higher compared with the previous quarter mainly due to lower production, higher operating waste mined, and higher energy and reagent costs. Higher taxes also contributed to an increase in cost of sales per ounce compared with the previous year. The mine optimization program is on schedule to be completed in Q2 2022.

Russia

At Kupol and Dvoinoye, production was consistent with the previous quarter, and lower year-over-year mainly due to the planned processing of lower-grade stockpiles at Dvoinoye. Cost of sales per ounce sold increased quarter-over-quarter and year-over-year mainly due to higher mining costs.

West Africa

At Tasiast, production was lower quarter-over-quarter and year-over-year due to the suspension of milling as a result of the mill fire on June 15, 2021. Cost of sales per ounce sold was higher for both comparable periods due to lower production. The mill is now ramping up and is expected to return to sustained pre-incident throughput levels in December 2021.

At Chirano, production was slightly lower quarter-over-quarter mainly due to timing of ounces processed through the mill and lower year-over-year primarily due to lower grades, which were partially offset by higher throughput at the mill. Cost of sales per ounce sold increased quarter-over-quarter mainly due to lower production and increased year-over-year mainly due to higher contractor and power costs.

Development projects

Udinsk and Lobo-Marte studies

For information regarding the completed pre-feasibility study for the Udinsk project in Russia and feasibility study for the Lobo-Marte project in Chile, see the news release here: https://www.kinross.com/Kinross-issues-results-of-Udinsk-and-Lobo-Marte-project-studies

The results of the studies reaffirm the projects’ potential as significant open pit mines with large production profiles, low costs and attractive returns that are highly leveraged to the gold price. The projects can potentially add a combined 6.7 million Au oz. to Kinross’ future production profile and represent a total of 9.7 million Au oz. of the Company’s current probable mineral reserve estimates.

Both projects are located in jurisdictions where Kinross has extensive and successful operational experience. The projects have rigorous project plans in place that take into account local environmental considerations, and include robust local community outreach and engagement.

Tasiast 24k

The Tasiast 24k project is advancing well and is on schedule to reach throughput of 21,000 tonnes per day by the end of Q1 2022, and then 24,000 tonnes per day by mid-2023. The first phase of the project is 96% complete and planning for commissioning is well-advanced. The first tests of the power plant have been successful, commissioning is progressing well, and the plant is on schedule to be operational by year-end.

p. 5 Kinross reports 2021 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Alaska projects

At the 70%-owned Manh Choh project, feasibility study work is proceeding well, with community engagement and permitting activities also advancing. The study is on schedule to be completed by the end of 2022 and production is expected to commence in 2024.

Mining activities have now commenced at the Gil satellite pits, which are located approximately 13 kilometres east of Fort Knox. The first blast at the site occurred in September and first production is expected before year-end. The Company plans to haul Gil ore to the Fort Knox mill for processing using the mine’s existing road network.

La Coipa

The La Coipa Restart project continues to advance well and is on budget and on schedule to commence production in mid-2022, with pre-stripping progressing as planned. Plant refurbishments are approximately 60% complete and mine road construction is now approximately 85% complete. The Company continues to study potential mine life extensions by incorporating adjacent deposits into La Coipa’s mine plans and expects to provide an update in Q1 2022.

Company Guidance

The following section of the news release represents forward-looking information and users are cautioned that actual results may vary. Refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on pages 20 to 21.

The Company is on track to meet its revised 2021 production guidance of 2.1 million Au eq. oz. (+/- 5%). Kinross continues to expect annual production to increase to 2.7 million Au eq. oz. (+/- 5%) in 2022 and 2.9 million Au eq. oz. (+/- 5%) in 2023.

The Company expects to meet its revised 2021 production cost of sales guidance of $830 per Au eq. oz. (+/- 5%) and all-in sustaining cost guidance of $1,110 per Au eq. oz. (+/- 5%).

Kinross remains on track to meet its 2021 capital expenditures guidance of $900 million (+/- 5%).

Conference call details

In connection with this news release, Kinross will hold a conference call and audio webcast on Thursday, November 11, 2021 at 8:00 a.m. EDT to discuss the results, followed by a question-and-answer session. To access the call, please dial:

Canada & US toll-free – (833) 968-2237; Passcode: 6608479

Outside of Canada & US – (825) 312-2059; Passcode: 6608479

Replay (available up to 14 days after the call):

Canada & US toll-free – (800) 585-8367; Passcode: 6608479

Outside of Canada & US – +1 (416) 621-4642; Passcode: 6608479

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on www.kinross.com.

This release should be read in conjunction with Kinross’ 2021 third-quarter unaudited Financial Statements and Management’s Discussion and Analysis report at www.kinross.com. Kinross’ 2021 third-quarter unaudited Financial Statements and Management’s Discussion and Analysis have been filed with Canadian securities regulators (available at www.sedar.com) and furnished with the U.S. Securities and Exchange Commission (available at www.sec.gov). Kinross shareholders may obtain a copy of the financial statements free of charge upon request to the Company.

p. 6 Kinross reports 2021 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Our focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Vice-President, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Chris Lichtenheldt

Vice-President, Investor Relations

phone: 416-365-2761

chris.lichtenheldt@kinross.com

p. 7 Kinross reports 2021 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Review of operations

Three months ended September 30, (unaudited)		Gold equivalent ounces
	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
	2021	2020	2021	2020	2021	2020	2021	2020

Fort Knox	71,336	72,705	71,482	73,267	$67.7	$69.5	$ 947	$ 949
Round Mountain	63,242	76,039	61,405	72,717	60.8	49.7	990	683
Bald Mountain	55,559	49,339	52,874	37,492	48.8	32.1	923	856
Paracatu	134,425	131,000	133,924	128,782	103.7	96.6	774	750
Maricunga	-	3,132	655	4,442	0.5	1.0	763	225
Americas Total	324,562	332,215	320,340	316,700	281.5	248.9	879	786

Kupol	120,822	128,144	121,798	126,637	81.8	69.2	672	546
Russia Total	120,822	128,144	121,798	126,637	81.8	69.2	672	546

Tasiast	3,847	103,065	4,822	103,295	8.3	65.2	1,721	631
Chirano (100%)	37,588	44,320	34,999	46,586	49.4	56.1	1,411	1,204
West Africa Total	41,435	147,385	39,821	149,881	57.7	121.3	1,449	809

Operations Total	486,819	607,744	481,959	593,218	421.0	439.4	874	741
Less Chirano non-controlling interest (10%)	(3,759)	(4,432)	(3,500)	(4,659)	(4.9)	(5.6)
Attributable Total	483,060	603,312	478,459	588,559	$416.1	$433.8	$ 870	$ 737

Nine months ended September 30, (unaudited)		Gold equivalent ounces
	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
	2021	2020	2021	2020	2021	2020	2021	2020

Fort Knox	190,453	180,402	189,206	180,500	$193.1	$200.2	$ 1,021	$ 1,109
Round Mountain	205,456	234,855	207,218	229,519	184.1	157.4	888	686
Bald Mountain	143,854	139,795	142,507	129,462	127.4	110.5	894	854
Paracatu	411,891	394,217	404,209	390,625	295.2	267.7	730	685
Maricunga	-	3,132	1,966	6,912	1.4	2.6	712	376
Americas Total	951,654	952,401	945,106	937,018	801.2	738.4	848	788

Kupol	364,929	380,012	365,075	379,432	231.0	225.4	633	594
Russia Total	364,929	380,012	365,075	379,432	231.0	225.4	633	594

Tasiast	155,249	295,481	159,187	295,924	112.8	174.9	709	591
Chirano (100%)	120,107	127,469	116,660	126,005	155.9	150.5	1,336	1,194
West Africa Total	275,356	422,950	275,847	421,929	268.7	325.4	974	771

Operations Total	1,591,939	1,755,363	1,586,028	1,738,379	1,300.9	1,289.2	820	742
Less Chirano non-controlling interest (10%)	(12,011)	(12,747)	(11,666)	(12,601)	(15.6)	(15.0)
Attributable Total	1,579,928	1,742,616	1,574,362	1,725,778	$1,285.3	$1,274.2	$ 816	$ 738

p. 8 Kinross reports 2021 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Interim condensed consolidated balance sheets

(unaudited, expressed in millions of U.S. dollars, except share amounts)

	As at
	September 30,	December 31,
	2021	2020

Assets
Current assets
Cash and cash equivalents	$ 586.1	$ 1,210.9
Restricted cash	11.5	13.7
Accounts receivable and other assets	202.1	122.3
Current income tax recoverable	6.5	29.9
Inventories	1,156.1	1,072.9
	1,962.3	2,449.7
Non-current assets
Property, plant and equipment	7,620.4	7,653.5
Goodwill	158.8	158.8
Long-term investments	86.3	113.0
Investment in joint venture	17.8	18.3
Other long-term assets	559.7	537.2
Deferred tax assets	5.9	2.7
Total assets	$ 10,411.2	$ 10,933.2

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$ 482.4	$ 479.2
Current income tax payable	142.3	114.5
Current portion of long-term debt and credit facilities	30.0	499.7
Current portion of provisions	85.0	63.8
Other current liabilities	31.8	49.7
Deferred payment obligation	-	141.5
	771.5	1,348.4
Non-current liabilities
Long-term debt and credit facilities	1,398.7	1,424.2
Provisions	855.5	861.1
Long-term lease liabilities	39.6	46.3
Other long-term liabilities	119.8	102.4
Deferred tax liabilities	476.9	487.8
Total liabilities	$ 3,662.0	$ 4,270.2

Equity
Common shareholders' equity
Common share capital	$ 4,471.8	$ 4,473.7
Contributed surplus	10,686.2	10,709.0
Accumulated deficit	(8,452.1)	(8,562.5)
Accumulated other comprehensive income (loss)	(24.9)	(23.7)
Total common shareholders' equity	6,681.0	6,596.5
Non-controlling interests	68.2	66.5
Total equity	6,749.2	6,663.0
Total liabilities and equity	$ 10,411.2	$ 10,933.2

Common shares
Authorized	Unlimited	Unlimited
Issued and outstanding	1,256,648,138	1,258,320,461

p. 9 Kinross reports 2021 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Interim condensed consolidated statements of operations

(unaudited, expressed in millions of U.S. dollars, except share and per share amounts)
	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2021	2020	2021	2020
Revenue
Metal sales	$ 862.5	$ 1,131.3	$ 2,849.9	$ 3,018.3

Cost of sales
Production cost of sales	421.0	439.4	1,300.9	1,289.2
Depreciation, depletion and amortization	208.8	204.8	641.6	608.3
Reversal of impairment charge	-	-	-	(48.3)
Total cost of sales	629.8	644.2	1,942.5	1,849.2
Gross profit	232.7	487.1	907.4	1,169.1
Other operating expense	94.0	43.6	207.7	118.4
Exploration and business development	36.6	24.8	96.0	61.8
General and administrative	29.2	25.3	94.6	81.8
Operating earnings	72.9	393.4	509.1	907.1
Other income (expense) - net	3.6	(3.4)	(9.0)	5.2
Finance income	1.7	0.8	5.2	3.8
Finance expense	(19.4)	(27.4)	(58.7)	(85.9)
Earnings before tax	58.8	363.4	446.6	830.2
Income tax expense - net	(104.7)	(121.8)	(224.9)	(269.3)
Net (loss) earnings	$ (45.9)	$ 241.6	$ 221.7	$ 560.9
Net (loss) earnings attributable to:
Non-controlling interests	$ (1.0)	$ 0.9	$ (2.2)	$ 1.8
Common shareholders	$ (44.9)	$ 240.7	$ 223.9	$ 559.1

(Loss) earnings per share attributable to common shareholders
Basic	$ (0.04)	$ 0.19	$ 0.18	$ 0.44
Diluted	$ (0.04)	$ 0.19	$ 0.18	$ 0.44

Weighted average number of common shares outstanding (millions)
Basic	1,261.2	1,258.1	1,260.6	1,256.8
Diluted	1,261.2	1,269.0	1,269.2	1,267.6

p. 10 Kinross reports 2021 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Interim condensed consolidated statements of cash flows

(unaudited, expressed in millions of U.S. dollars)
	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2021	2020	2021	2020
Net inflow (outflow) of cash related to the following activities:
Operating:
Net (loss) earnings	$ (45.9)	$ 241.6	$ 221.7	$ 560.9
Adjustments to reconcile net (loss) earnings to net cash provided from operating activities:
Depreciation, depletion and amortization	208.8	204.8	641.6	608.3
Reversal of impairment charge	-	-	-	(48.3)
Share-based compensation expense	2.4	3.1	8.4	10.4
Finance expense	19.4	27.4	58.7	85.9
Deferred tax (recovery) expense	(6.8)	63.4	(23.6)	175.9
Foreign exchange (gains) losses and other	12.6	9.3	47.1	(8.0)
Changes in operating assets and liabilities:
Accounts receivable and other assets	(5.1)	(40.9)	(29.4)	(168.6)
Inventories	(10.4)	(13.0)	(18.1)	26.3
Accounts payable and accrued liabilities	120.4	78.4	224.3	190.6
Cash flow provided from operating activities	295.4	574.1	1,130.7	1,433.4
Income taxes paid	(25.5)	(30.0)	(192.8)	(156.9)
Net cash flow provided from operating activities	269.9	544.1	937.9	1,276.5
Investing:
Additions to property, plant and equipment	(231.0)	(212.1)	(640.6)	(617.8)
Interest paid capitalized to property, plant and equipment	(14.8)	(16.9)	(46.5)	(43.0)
Acquisitions	-	(122.5)	(141.5)	(250.8)
Net (additions to) proceeds from the sale of long-term investments and other assets	(12.4)	2.4	(28.9)	(0.9)
Net proceeds from the sale of property, plant and equipment	0.4	1.1	1.0	3.3
Decrease (increase) in restricted cash - net	0.5	0.2	2.2	(22.9)
Interest received and other - net	(1.7)	0.7	(0.3)	2.4
Net cash flow used in investing activities	(259.0)	(347.1)	(854.6)	(929.7)
Financing:
Proceeds from drawdown of debt	-	-	-	950.0
Repayment of debt	-	(750.0)	(500.0)	(850.0)
Interest paid	(20.0)	(34.1)	(46.9)	(63.1)
Payment of lease liabilities	(8.5)	(4.0)	(24.1)	(13.5)
Dividends paid to common shareholders	(37.8)	-	(113.5)	-
Repurchase and cancellation of shares	(31.8)	-	(31.8)	-
Other - net	(1.0)	1.0	7.9	(3.6)
Net cash flow (used in) provided from financing activities	(99.1)	(787.1)	(708.4)	19.8
Effect of exchange rate changes on cash and cash equivalents	(1.3)	(3.5)	0.3	(8.2)
(Decrease) increase in cash and cash equivalents	(89.5)	(593.6)	(624.8)	358.4
Cash and cash equivalents, beginning of period	675.6	1,527.1	1,210.9	575.1
Cash and cash equivalents, end of period	$ 586.1	$ 933.5	$ 586.1	$ 933.5

p. 11 Kinross reports 2021 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Operating Summary
	Mine	Period	Ownership	Tonnes Ore Mined (a)	Ore Processed (Milled) (a)	Ore Processed (Heap Leach) (a)	Grade (Mill)	Grade (Heap Leach)	Recovery (b)(h)	Gold Eq Production (e)	Gold Eq Sales (e)	Production cost of sales	Production cost of sales/oz	Cap Ex (g)	DD&A
			(%)	('000 tonnes)	('000 tonnes)	('000 tonnes)	(g/t)	(g/t)	(%)	(ounces)	(ounces)	($ millions)	($/ounce)	($ millions)	($ millions)
Americas	Fort Knox	Q3 2021	100	8,024	2,221	6,395	0.77	0.20	82%	71,336	71,482	$ 67.7	$ 947	$ 37.4	$ 29.7
		Q2 2021	100	9,560	1,939	7,864	0.70	0.22	81%	63,302	62,163	$ 67.7	$ 1,089	$ 18.7	$ 26.7
		Q1 2021	100	8,174	1,751	7,396	0.57	0.20	80%	55,815	55,561	$ 57.7	$ 1,038	$ 25.4	$ 22.5
		Q4 2020	100	8,456	2,583	7,021	0.61	0.20	80%	57,523	57,849	$ 51.1	$ 883	$ 46.0	$ 23.2
		Q3 2020	100	7,202	2,664	5,497	0.67	0.19	83%	72,705	73,267	$ 69.5	$ 949	$ 39.7	$ 27.9
	Round Mountain	Q3 2021	100	1,531	915	4,442	0.63	0.29	76%	63,242	61,405	$ 60.8	$ 990	$ 23.7	$ 16.3
		Q2 2021	100	2,551	1,133	2,552	0.54	0.38	76%	67,928	71,935	$ 60.2	$ 837	$ 20.2	$ 17.4
		Q1 2021	100	3,843	976	4,019	0.70	0.46	81%	74,286	73,878	$ 63.1	$ 854	$ 31.3	$ 17.0
		Q4 2020	100	6,542	988	6,315	0.92	0.50	83%	89,422	89,709	$ 62.2	$ 693	$ 41.2	$ 15.2
		Q3 2020	100	6,085	972	5,884	0.79	0.39	83%	76,039	72,717	$ 49.7	$ 683	$ 39.2	$ 11.6
	Bald Mountain	Q3 2021	100	5,941	-	5,941	-	0.46	nm	55,559	52,874	$ 48.8	$ 923	$ 7.7	$ 59.4
		Q2 2021	100	5,875	-	5,875	-	0.57	nm	36,887	41,383	$ 41.6	$ 1,005	$ 5.2	$ 39.1
		Q1 2021	100	2,025	-	2,025	-	0.48	nm	51,408	48,250	$ 37.0	$ 767	$ 8.9	$ 40.2
		Q4 2020	100	6,076	-	6,076	-	0.42	nm	51,487	57,087	$ 45.4	$ 795	$ 19.3	$ 44.3
		Q3 2020	100	4,922	-	4,922	-	0.56	nm	49,339	37,492	$ 32.1	$ 856	$ 23.4	$ 27.1
	Paracatu	Q3 2021	100	14,107	15,085	-	0.37	-	76%	134,425	133,924	$ 103.7	$ 774	$ 30.0	$ 44.5
		Q2 2021	100	12,624	14,138	-	0.37	-	76%	150,919	143,474	$ 108.7	$ 758	$ 27.5	$ 50.7
		Q1 2021	100	12,612	15,372	-	0.38	-	75%	126,547	126,811	$ 82.8	$ 653	$ 20.8	$ 37.7
		Q4 2020	100	12,611	12,655	-	0.51	-	77%	148,218	150,881	$ 91.2	$ 604	$ 61.6	$ 58.2
		Q3 2020	100	12,468	13,673	-	0.38	-	74%	131,000	128,782	$ 96.6	$ 750	$ 27.2	$ 42.4
	Maricunga	Q3 2021	100	-	-	-	-	-	nm	-	655	$ 0.5	$ 763	$ -	$ 0.3
		Q2 2021	100	-	-	-	-	-	nm	-	580	$ 0.4	$ 690	$ -	$ 0.1
		Q1 2021	100	-	-	-	-	-	nm	-	731	$ 0.5	$ 684	$ -	$ 0.1
		Q4 2020	100	-	-	-	-	-	nm	414	2,035	$ 1.1	$ 541	$ -	$ 0.1
		Q3 2020	100	-	-	-	-	-	nm	3,132	4,442	$ 1.0	$ 225	$ -	$ 0.2
Russia	Kupol (c)(d)(f)	Q3 2021	100	316	425	-	8.29	-	96%	120,822	121,798	$ 81.8	$ 672	$ 5.4	$ 18.3
		Q2 2021	100	319	424	-	8.43	-	95%	121,855	121,124	$ 74.5	$ 615	$ 5.5	$ 16.9
		Q1 2021	100	312	418	-	8.71	-	94%	122,252	122,153	$ 74.7	$ 612	$ 6.8	$ 18.2
		Q4 2020	100	293	432	-	9.24	-	95%	130,731	131,541	$ 79.1	$ 601	$ 15.1	$ 31.0
		Q3 2020	100	365	430	-	8.99	-	95%	128,144	126,637	$ 69.2	$ 546	$ 6.1	$ 27.0
West Africa	Tasiast	Q3 2021	100	822	-	-	-	-	0%	3,847	4,822	$ 8.3	$ 1,721	$ 68.1	$ 21.3
		Q2 2021	100	818	1,161	-	1.67	-	95%	62,438	70,695	$ 53.2	$ 753	$ 70.2	$ 54.2
		Q1 2021	100	843	1,504	-	1.85	-	96%	88,964	83,670	$ 51.3	$ 613	$ 68.6	$ 48.3
		Q4 2020	100	1,206	1,470	-	2.48	-	94%	111,028	107,865	$ 60.8	$ 564	$ 65.0	$ 46.5
		Q3 2020	100	1,338	1,244	-	2.78	-	94%	103,065	103,295	$ 65.2	$ 631	$ 50.0	$ 50.2
	Chirano - 100%	Q3 2021	100	802	881	-	1.54	-	87%	37,588	34,999	$ 49.4	$ 1,411	$ 9.3	$ 17.0
		Q2 2021	100	933	862	-	1.54	-	88%	38,625	40,517	$ 53.7	$ 1,325	$ 12.8	$ 19.0
		Q1 2021	100	735	821	-	1.81	-	88%	43,894	41,144	$ 52.8	$ 1,283	$ 10.1	$ 21.2
		Q4 2020	100	915	801	-	1.75	-	88%	39,121	40,202	$ 45.6	$ 1,134	$ 11.3	$ 13.1
		Q3 2020	100	768	815	-	1.87	-	88%	44,320	46,586	$ 56.1	$ 1,204	$ 5.0	$ 16.1
	Chirano - 90%	Q3 2021	90	802	881	-	1.54	-	87%	33,829	31,499	$ 44.5	$ 1,411	$ 8.4	$ 15.3
		Q2 2021	90	933	862	-	1.54	-	88%	34,762	36,465	$ 48.3	$ 1,325	$ 11.5	$ 17.1
		Q1 2021	90	735	821	-	1.81	-	88%	39,505	37,030	$ 47.5	$ 1,283	$ 9.1	$ 19.1
		Q4 2020	90	915	801	-	1.75	-	88%	35,209	36,182	$ 41.0	$ 1,134	$ 10.2	$ 11.8
		Q3 2020	90	768	815	-	1.87	-	88%	39,888	41,927	$ 50.5	$ 1,204	$ 4.5	$ 14.5

(a)	Tonnes of ore mined and processed represent 100% Kinross for all periods presented.
(b)	Due to the nature of heap leach operations, recovery rates at Maricunga and Bald Mountain cannot be accurately measured on a quarterly basis. Recovery rates at Fort Knox, Round Mountain and Tasiast represent mill recovery only.
(c)	The Kupol segment includes the Kupol and Dvoinoye mines. Mining activities were completed at Dvoinoye in the fourth quarter of 2020.
(d)	Kupol silver grade and recovery were as follows: Q3 2021: 72.71 g/t, 87%; Q2 2021: 77.19 g/t, 85%; Q1 2021: 69.95 g/t, 83%; Q4 2020: 65.05 g/t, 84%; Q3 2020: 74.19 g/t, 88%.
(e)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratios for the quarters presented are as follows: Q3 2021: 73.45:1; Q2 2021: 68.05:1; Q1 2021: 68.33:1; Q4 2020: 77.02:1; Q3 2020: 78.68:1.
(f)	Dvoinoye tonnes of ore processed and grade were as follows: Q3 2021: 111,060, 6.21 g/t; Q2 2021: 103,607, 7.33 g/t; Q1 2021: 109,559, 6.56 g/t; Q4 2020: 115,998, 9.25 g/t; Q3 2020: 115,054, 9.44 g/t.
(g)	"Capital expenditures" is as reported as “Additions to property, plant and equipment” on the interim condensed consolidated statement of cash flows.
(h)	"nm" means not meaningful.

p. 12 Kinross reports 2021 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Reconciliation of non-GAAP financial measures

The Company has included certain non-GAAP financial measures in this document. These measures are not defined under International Financial Reporting Standards (“IFRS”) and should not be considered in isolation. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These measures are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted net earnings attributable to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges (reversals), gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings and adjusted net earnings per share measures are not necessarily indicative of net earnings and earnings per share measures as determined under IFRS.

The following table provides a reconciliation of net (loss) earnings to adjusted net earnings for the periods presented:

	Adjusted Net Earnings
(unaudited, expressed in millions of U.S dollars, except per share amounts)	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020

Net (loss) earnings attributable to common shareholders - as reported	$ (44.9)	$ 240.7	$ 223.9	$ 559.1
Adjusting items:
Foreign exchange (gains) losses	(6.2)	6.5	1.4	(0.9)
Foreign exchange losses on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	14.8	42.7	7.4	96.6
Taxes in respect of prior periods	55.3	5.5	79.0	11.6
COVID-19 costs(a)	5.1	17.3	24.3	40.8
Round Mountain pit wall stabilization costs	16.1	-	42.7	-
Tasiast mill fire related costs	28.9	-	41.0	-
Tasiast definitve agreement settlement	10.0	-	10.0	-
Reversal of impairment charge(b)	-	-	-	(48.3)
U.S. CARES Act net benefit	-	-	-	(25.4)
Tasiast strike costs	-	2.3	-	8.3
Other	19.7	(3.1)	30.2	(2.9)
Tax effect of the above adjustments	(8.6)	(1.7)	(20.4)	(7.2)
	135.1	69.5	215.6	72.6
Adjusted net earnings attributable to common shareholders	$ 90.2	$ 310.2	$ 439.5	$ 631.7
Weighted average number of common shares outstanding - Basic	1,261.2	1,258.1	1,260.6	1,256.8
Adjusted net earnings per share	$ 0.07	$ 0.25	$ 0.35	$ 0.50

(a)	Includes COVID-19 related labour, health and safety, donations and other support program costs.
(b)	During the nine months ended September 30, 2020, the Company recognized a non-cash reversal of impairment charge of $48.3 million related to property, plant and equipment at Lobo-Marte. There was no tax impact of this impairment reversal.

p. 13 Kinross reports 2021 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Free cash flow is a non-GAAP measure and is defined as net cash flow provided from operating activities less capital expenditures. The Company believes that this measure, which is used internally to evaluate the Company’s underlying cash generation performance and the ability to repay creditors and return cash to shareholders, provides investors with the ability to better evaluate the Company’s underlying performance. However, the free cash flow measure is not necessarily indicative of operating earnings or net cash flow from operations as determined under IFRS.

The following table provides a reconciliation of free cash flow for the periods presented:

	Free Cash Flow
(unaudited, expressed in millions of U.S dollars)	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020

Net cash flow provided from operating activities - as reported	$ 269.9	$ 544.1	$ 937.9	$ 1,276.5

Less: Additions to property, plant and equipment	(231.0)	(212.1)	(640.6)	(617.8)

Free cash flow	$ 38.9	$ 332.0	$ 297.3	$ 658.7

Adjusted operating cash flow is a non-GAAP measure and is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow and excluding changes in working capital. Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics. The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, the adjusted operating cash flow measure is not necessarily indicative of net cash flow from operations as determined under IFRS.

The following table provides a reconciliation of adjusted operating cash flow for the periods presented:

	Adjusted Operating Cash Flow
(unaudited, expressed in millions of U.S dollars)	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020

Net cash flow provided from operating activities - as reported	$ 269.9	$ 544.1	$ 937.9	$ 1,276.5

Adjusting items:
Working capital changes:
Accounts receivable and other assets	5.1	40.9	29.4	168.6
Inventories	10.4	13.0	18.1	(26.3)
Accounts payable and other liabilities, including income taxes paid	(94.9)	(48.4)	(31.5)	(33.7)
	(79.4)	5.5	16.0	108.6
Adjusted operating cash flow	$ 190.5	$ 549.6	$ 953.9	$ 1,385.1

p. 14 Kinross reports 2021 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as production cost of sales as reported on the interim condensed consolidated statement of operations divided by the total number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Management uses these measures to monitor and evaluate the performance of its operating properties.

The following table presents a reconciliation of consolidated and attributable production cost of sales per equivalent ounce sold for the periods presented:

	Consolidated and Attributable Production Cost of Sales Per Equivalent Ounce Sold
(unaudited, expressed in millions of U.S. dollars, except ounces and production cost of sales per equivalent ounce)	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020

Production cost of sales - as reported	$ 421.0	$ 439.4	$ 1,300.9	$ 1,289.2
Less: portion attributable to Chirano non-controlling interest(a)	(4.9)	(5.6)	(15.6)	(15.0)
Attributable(b) production cost of sales	$ 416.1	$ 433.8	$ 1,285.3	$ 1,274.2

Gold equivalent ounces sold	481,959	593,218	1,586,028	1,738,379
Less: portion attributable to Chirano non-controlling interest(j)	(3,500)	(4,659)	(11,666)	(12,601)
Attributable(b) gold equivalent ounces sold	478,459	588,559	1,574,362	1,725,778
Consolidated production cost of sales per equivalent ounce sold	$ 874	$ 741	$ 820	$ 742
Attributable(b) production cost of sales per equivalent ounce sold	$ 870	$ 737	$ 816	$ 738

See page 19 for details of the footnotes referenced within the table above.

p. 15 Kinross reports 2021 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this measure provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

	Attributable Production Cost of Sales Per Ounce Sold on a By-Product Basis
(unaudited, expressed in millions of U.S. dollars,	Three months ended		Nine months ended
except ounces and production cost of sales per ounce)	September 30,		September 30,
	2021	2020	2021	2020

Production cost of sales - as reported	$421.0	$439.4	$1,300.9	$1,289.2
Less: portion attributable to Chirano non-controlling interest(a)	(4.9)	(5.6)	(15.6)	(15.0)
Less: attributable(b) silver revenue(c)	(30.7)	(28.8)	(84.3)	(62.7)
Attributable(b) production cost of sales net of silver by-product revenue	$385.4	$405.0	$1,201.0	$1,211.5

Gold ounces sold	464,607	577,822	1,538,602	1,702,089
Less: portion attributable to Chirano non-controlling interest(j)	(3,494)	(4,649)	(11,646)	(12,575)
Attributable(b) gold ounces sold	461,113	573,173	1,526,956	1,689,514
Attributable(b) production cost of sales per ounce sold on a by-product basis	$836	$707	$787	$717

See page 19 for details of the footnotes referenced within the table above.

In November 2018, the World Gold Council (“WGC”) published updates to its guidelines for reporting all-in sustaining costs and all-in costs to address how the costs associated with leases, after a company’s adoption of IFRS 16 “Leases”, should be treated. The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these non-GAAP measures. Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures presented by the Company may not be comparable to similar measures presented by other issuers. The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The value of silver sold is deducted from the total production cost of sales as it is considered residual production. Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

p. 16 Kinross reports 2021 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are calculated by adjusting total production cost of sales, as reported on the interim condensed consolidated statement of operations, as follows:

	Attributable All-In Sustaining Cost and All-In Cost Per Ounce Sold on a By-Product Basis
(unaudited, expressed in millions of U.S. dollars,	Three months ended		Nine months ended
except ounces and costs per ounce)	September 30,		September 30,
	2021	2020	2021	2020

Production cost of sales - as reported	$421.0	$439.4	$1,300.9	$1,289.2
Less: portion attributable to Chirano non-controlling interest(a)	(4.9)	(5.6)	(15.6)	(15.0)
Less: attributable(b) silver revenue(c)	(30.7)	(28.8)	(84.3)	(62.7)
Attributable(b) production cost of sales net of silver by-product revenue	$385.4	$405.0	$1,201.0	$1,211.5
Adjusting items on an attributable(b) basis:
General and administrative(d)	29.2	25.3	94.6	81.8
Other operating expense - sustaining(e)	2.9	3.2	9.0	8.8
Reclamation and remediation - sustaining(f)	11.2	12.1	32.2	38.0
Exploration and business development - sustaining(g)	12.1	12.8	30.8	35.1
Additions to property, plant and equipment - sustaining(h)	107.0	73.0	231.5	237.3
Lease payments - sustaining(i)	7.8	3.8	23.2	12.6
All-in Sustaining Cost on a by-product basis - attributable(b)	$555.6	$535.2	$1,622.3	$1,625.1
Other operating expense - non-sustaining(e)	8.5	15.6	27.8	38.9
Reclamation and remediation - non-sustaining(f)	0.8	1.2	2.5	3.7
Exploration - non-sustaining(g)	24.0	11.7	63.6	25.9
Additions to property, plant and equipment - non-sustaining(h)	122.1	138.7	402.8	376.8
Lease payments - non-sustaining(i)	0.7	0.2	0.9	0.9
All-in Cost on a by-product basis - attributable(b)	$711.7	$702.6	$2,119.9	$2,071.3
Gold ounces sold	464,607	577,822	1,538,602	1,702,089
Less: portion attributable to Chirano non-controlling interest(j)	(3,494)	(4,649)	(11,646)	(12,575)
Attributable(b) gold ounces sold	461,113	573,173	1,526,956	1,689,514
Attributable(b) all-in sustaining cost per ounce sold on a by-product basis	$1,205	$934	$1,062	$962
Attributable(b) all-in cost per ounce sold on a by-product basis	$1,543	$1,226	$1,388	$1,226

See page 19 for details of the footnotes referenced within the table above.

p. 17 Kinross reports 2021 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The Company also assesses its all-in sustaining cost and all-in cost on a gold equivalent ounce basis. Under these non-GAAP measures, the Company’s production of silver is converted into gold equivalent ounces and credited to total production.

Attributable all-in sustaining cost and all-in cost per equivalent ounce sold are calculated by adjusting total production cost of sales, as reported on the interim condensed consolidated statement of operations, as follows:

	Attributable All-In Sustaining Cost and All-In Cost
	Per Equivalent Ounce Sold
(unaudited, expressed in millions of U.S. dollars,	Three months ended		Nine months ended
except ounces and costs per equivalent ounce)	September 30,		September 30,
	2021	2020	2021	2020

Production cost of sales - as reported	$421.0	$439.4	$1,300.9	$1,289.2
Less: portion attributable to Chirano non-controlling interest(a)	(4.9)	(5.6)	(15.6)	(15.0)
Attributable(b) production cost of sales	$416.1	$433.8	$1,285.3	$1,274.2
Adjusting items on an attributable(b) basis:
General and administrative(d)	29.2	25.3	94.6	81.8
Other operating expense - sustaining(e)	2.9	3.2	9.0	8.8
Reclamation and remediation - sustaining(f)	11.2	12.1	32.2	38.0
Exploration and business development - sustaining(g)	12.1	12.8	30.8	35.1
Additions to property, plant and equipment - sustaining(h)	107.0	73.0	231.5	237.3
Lease payments - sustaining(i)	7.8	3.8	23.2	12.6
All-in Sustaining Cost - attributable(b)	$586.3	$564.0	$1,706.6	$1,687.8
Other operating expense - non-sustaining(e)	8.5	15.6	27.8	38.9
Reclamation and remediation - non-sustaining(f)	0.8	1.2	2.5	3.7
Exploration - non-sustaining(g)	24.0	11.7	63.6	25.9
Additions to property, plant and equipment - non-sustaining(h)	122.1	138.7	402.8	376.8
Lease payments - non-sustaining(i)	0.7	0.2	0.9	0.9
All-in Cost - attributable(b)	$742.4	$731.4	$2,204.2	$2,134.0
Gold equivalent ounces sold	481,959	593,218	1,586,028	1,738,379
Less: portion attributable to Chirano non-controlling interest(j)	(3,500)	(4,659)	(11,666)	(12,601)
Attributable(b) gold equivalent ounces sold	478,459	588,559	1,574,362	1,725,778
Attributable(b) all-in sustaining cost per equivalent ounce sold	$1,225	$958	$1,084	$978
Attributable(b) all-in cost per equivalent ounce sold	$1,552	$1,243	$1,400	$1,237

p. 18 Kinross reports 2021 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

(a)	The portion attributable to Chirano non-controlling interest represents the non-controlling interest (10%) in the production cost of sales for the Chirano mine.
(b)	“Attributable” includes Kinross' share of Chirano (90%) production and costs, and Manh Choh (70%) costs.
(c)	“Attributable silver revenue” represents the attributable portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver). Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production.
(d)	“General and administrative” expenses is as reported on the interim condensed consolidated statement of operations, net of certain restructuring expenses. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.
(e)	“Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the interim condensed consolidated statement of operations, less other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of our business. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.
(f)	“Reclamation and remediation - sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.
(g)	“Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the interim condensed consolidated statement of operations, less non-sustaining exploration expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are considered sustaining costs as they are required for general operations.
(h)	“Additions to property, plant and equipment – sustaining” represents the majority of capital expenditures at existing operations including capitalized exploration costs, periodic capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the interim condensed consolidated statements of cash flows), less non-sustaining capital. Non-sustaining capital represents capital expenditures for major projects, including major capital stripping projects at existing operations that are expected to materially benefit the operation, as well as enhancement capital for significant infrastructure improvements at existing operations. Non-sustaining capital expenditures during the three and nine months ended September 30, 2021, primarily related to major projects at Tasiast, Fort Knox, La Coipa, Udinsk and Lobo-Marte. Non-sustaining capital expenditures during the three and nine months ended September 30, 2020, primarily related to major projects at Tasiast, Fort Knox and Round Mountain.
(i)	“Lease payments – sustaining” represents the majority of lease payments (as reported on the interim condensed consolidated statements of cash flows) and is made up of the principal and financing components of such cash payments, less non-sustaining lease payments. Lease payments for development projects or closed mines are classified as non-sustaining.
(j)	“Portion attributable to Chirano non-controlling interest” represents the non-controlling interest (10%) in the ounces sold from the Chirano mine.
(k)	“Average realized gold price per ounce” is a non-GAAP financial measure and is defined as gold metal sales divided by the total number of gold ounces sold. This measure is intended to enable Management to better understand the price realized in each reporting period. The realized price measure does not have any standardized definition under IFRS and should not be considered a substitute for measure of performance prepared in accordance with IFRS.

p. 19 Kinross reports 2021 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release, include, but are not limited to, those under the headings (or headings that include) “2021 third-quarter highlights”, “CEO Commentary”, “Operating Results”, “Development Projects”, and “Company Guidance” as well as statements with respect to our guidance for production, production costs of sales, cash flow, free cash flow, all-in sustaining cost of sales, and capital expenditures; the declaration, payment and sustainability of the Company’s dividends or share repurchases; optimization of mine plans; identification of additional resources and reserves; the schedules and budgets for the Company’s development projects; mine life and any potential extensions; the Company’s capital reinvestment program and continuous improvement initiatives and project performance or outperformance, as well as references to other possible events, the future price of gold and silver, the timing and amount of estimated future production, costs of production, operating costs; capital expenditures, costs and timing of the development of projects and new deposits, estimates and the realization of such estimates (such as mineral or gold reserves and resources or mine life), success of exploration, development and mining, currency fluctuations, capital requirements, project studies, government regulation permit applications and conversions, restarting suspended or disrupted operations; environmental risks and proceedings; and resolution of pending litigation. The words “advance”, “believe”, “continue”, “estimates”, “expects”, “explore”, “future”, “growth”, “guidance”, “on budget”, “on schedule”, “on track”, “plan”, “potential”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2020, and the Annual Information Form dated March 30, 2021 as well as: (1) there being no significant disruptions affecting the operations of the Company, whether due to extreme weather events (including, without limitation, excessive or lack of rainfall, in particular, the potential for further production curtailments at Paracatu resulting from insufficient rainfall and the operational challenges at Fort Knox and Bald Mountain resulting from excessive rainfall, which can impact costs and/or production) and other or related natural disasters, labour disruptions (including but not limited to strikes or workforce reductions), supply disruptions, power disruptions, damage to equipment, pit wall slides or otherwise; (2) permitting, development, operations and production from the Company’s operations and development projects being consistent with Kinross’ current expectations including, without limitation: the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for the operation of Tasiast; water and power supply and continued operation of the tailings reprocessing facility at Paracatu; permitting and development of the Lobo-Marte project; commencement of production at the La Coipa project; in each case in a manner consistent with the Company’s expectations; and the successful completion of exploration consistent with the Company’s expectations at the Company’s projects; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the impact of any political tensions and uncertainty in the Russian Federation or any related sanctions and any other similar restrictions or penalties imposed, or actions taken, by any government, including but not limited to amendments to the mining laws, and potential power rationing and tailings facility regulations in Brazil, potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, new dam safety regulations, potential amendments to minerals and mining laws and energy levies laws, new regulations relating to work permits, potential amendments to customs and mining laws (including but not limited to amendments to the VAT) and the potential application of the tax code in Mauritania, the European Union’s General Data Protection Regulation or similar legislation in other jurisdictions, potential amendments to and enforcement of tax laws in Russia, Ghana and Mauritania (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), the modification or revocation of Russia’s international tax treaties, and the impact of any trade tariffs being consistent with Kinross’ current expectations; (4) the completion of studies, including optimization studies, improvement studies; scoping studies and pre-feasibility and feasibility studies, on the timelines currently expected and the results of those studies being consistent with Kinross’ current expectations, including the completion of the Manh Choh feasibility study; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with the Company’s expectations; (8) production and cost of sales forecasts for the Company meeting expectations; (9) the accuracy of: the current mineral reserve and mineral resource estimates of the Company and Kinross’ analysis thereof being consistent with expectations (including but not limited to ore tonnage and ore grade estimates), future mineral resource and mineral reserve estimates being consistent with preliminary work undertaken by the Company, mine plans for the Company’s current and future mining operations, and the Company’s internal models; (10) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (11) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations and without material amendment or formal dispute (including without limitation the application of tax, customs and duties exemptions and royalties); (12) goodwill and/or asset impairment potential; (13) the regulatory and legislative regime regarding mining, electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with Kinross’ current expectations; (14) access to capital markets, including but not limited to maintaining our current credit ratings consistent with the Company’s current expectations; (15) that the Brazilian power plants will operate in a manner consistent with our expectations; (16) potential direct or indirect operational impacts resulting from infectious diseases or pandemics such as the ongoing COVID-19 pandemic; (17) the effectiveness of preventative actions and contingency plans put in place by the Company to respond to the COVID-19 pandemic, including, but not limited to, social distancing, travel restrictions, business continuity plans, and efforts to mitigate supply chain disruptions; (18) changes in national and local government legislation or other government actions, particularly in response to the COVID-19 pandemic; (19) litigation, regulatory proceedings and audits, and the potential ramifications thereof, being concluded in a manner consistent with the Corporation’s expectations (including without limitation the audit of mining companies in Ghana which includes the Corporation’s Ghanaian subsidiaries, litigation in Chile relating to the alleged damage of wetlands and the scope of any remediation plan or other environmental obligations arising therefrom, the ongoing litigation with the Russian tax authorities regarding dividend withholding tax and the ongoing Sunnyside litigation regarding potential liability under the U.S. Comprehensive Environmental Response, Compensation, and Liability Act); (20) that the benefits of the definitive agreement with the Government of Mauritania will result in increased stability at the Company’s operations in Mauritania; (21) the Company’s financial results, cash flows and future prospects being consistent with Company expectations in amounts sufficient to permit sustained dividend payments; and (22) the impacts of the pit wall issues at Round Mountain being consistent with the Company’s expectations; (23) the ramp-up of the Tasiast SAG mill being consistent with the Company’s current expectations; (24) the Company’s estimates regarding the timing of completion of the 21k and 24k projects. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: the inaccuracy of any of the foregoing assumption, sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in, any such jurisdiction; reductions in the ability of the Company to transport and refine doré; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); price inflation of goods and services; changes in the discount rates applied

p. 20 Kinross reports 2021 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, production royalties, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Mauritania, Ghana, or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining, development or refining activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions, administrative orders or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, environmental litigation or regulatory proceedings or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit ratings; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of our MD&A for the year ended December 31, 2020 and the Annual Information Form dated March 30, 2021. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Key Sensitivities

Approximately 70%-80% of the Company's costs are denominated in U.S. dollars.

A 10% change in foreign currency exchange rates would be expected to result in an approximate $14 impact on production cost of sales per ounce5.

Specific to the Russian rouble, a 10% change in the exchange rate would be expected to result in an approximate $15 impact on Russian production cost of sales per ounce.

Specific to the Brazilian real, a 10% change in the exchange rate would be expected to result in an approximate $25 impact on Brazilian production cost of sales per ounce.

A $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on production cost of sales per ounce.

A $100 change in the price of gold would be expected to result in an approximate $5 impact on production cost of sales per ounce as a result of a change in royalties.

Other information

Where we say "we", "us", "our", the "Company", or "Kinross" in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties contained in this news release has been prepared under the supervision of Mr. John Sims who is a “qualified person” within the meaning of National Instrument 43-101. Mr. Sims was an officer of Kinross until December 31, 2020. Mr. Sims remains the Company’s qualified person as an external consultant.

Source: Kinross Gold Corporation

5 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

p. 21 Kinross reports 2021 third-quarter results	www.kinross.com